Exhibit 19.0
HOLOGIC, INC.
INSIDER
TRADING POLICY
(As Amended June 13, 2024)
Introduction
Hologic, Inc. (the "Company") has adopted this Policy to prevent violations of U.S. insider trading laws by Company employees, officers and directors and to avoid even the appearance of improper conduct by these persons. This Policy also applies to others, such as contractors or consultants who have access to material non-public information, whom the Company has notified (such persons, together with employees, officers, and directors, "Company Personnel").
This Policy also applies to family members who reside with Company Personnel, anyone else who lives in the household of Company Personnel, and any family members who do not live in the household of Company Personnel but whose transactions in Company securities are directed by Company Personnel or are subject to the influence or control of Company Personnel, such as parents or children who consult with Company Personnel before trading in Company securities (collectively referred to as "Family Members"). This Policy also applies to corporations, trusts, or other entities controlled, influenced or managed by Company Personnel or their Family Members (collectively referred to as "Controlled Entities", together with Company Personnel and Family Members, "Insiders"). You will be responsible for ensuring that securities transactions by any Family Members and Controlled Entities comply with this Policy.
The Company’s general counsel has been designated by the Company as the initial Compliance Officer for administering this Policy, and any questions regarding interpretation of the Policy should be addressed to him. The Compliance Officer shall have the authority to designate from time to time one or more other representatives of the Company to act in concert with him or in his place with respect to the administration and interpretation of the Policy. The Company may from time to time designate other persons as the Compliance Officer for administering this Policy.
1.Prohibitions.
(a)No Trading on Inside Information. An Insider may not trade in the securities of the Company, directly or through family members or other persons or entities, while such Insider is aware of material non-public information relating to the Company (except pursuant to a Rule 10b5-1 Trading Plan, as described in Section 5 below). Similarly, an Insider may not trade in the securities of any other company if such Insider is aware of material non-public information about that company that such Insider obtained in the course of such Insider’s employment or relationship with the Company.

(b)No Tipping. An Insider may not disclose material non-public information to others or recommend that anyone trade any securities when such Insider is aware of such information. This practice, known as "tipping," violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, whether or not you receive any benefit from the other person’s use of that information. This policy against "tipping" applies to information about the Company and its securities, as well as to information about other companies when an Insider obtains material non-public information about such other company as a result of the Insider’s employment or relationship with the Company.
(c)Disclosure of Information to Others. The Company is required under Regulation FD of the Securities and Exchange Commission to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not, therefore, disclose material non-public information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You also may not discuss material non-public information about the Company or its business in an internet "chat room" or similar internet-based forum (including social media).
(d)General. You may not assist anyone who is engaged in any of the above activities. In addition to applying to the Company’s securities, these prohibitions apply to information about and securities of other companies with which the Company has a relationship and as a result of which you may acquire material non-public information, e.g., customers, suppliers, licensees, licensors, joint venturers or companies with which the Company is considering entering into or terminating a material business relationship or other material transaction.
(e)Trading and Transactions. For purposes of this Policy, references to “trading” and “transactions” in Company securities (including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, as well as derivative securities that are not issued by the Company) include, among other things:
•purchases and sales of Company securities in public markets or private transactions;
•sales of Company securities obtained through the exercise of employee stock options granted by the Company, including broker‐assisted cashless exercise (i.e., the broker selling some or all of the shares underlying the option on the open market); or
•making gifts of Company securities (including charitable donations).
Conversely, references to "trading" and "transactions" do not include:
•the exercise of Company stock options if no shares are to be sold. However, if there is a "net exercise" (i.e., the use of the underlying shares to pay the exercise price and/or tax withholding obligations), the exercise is still subject to pre-clearance procedures described under Section 14(a) below, if applicable;
•the vesting of Company stock options, restricted stock or restricted stock units;
•the withholding of shares to satisfy a tax withholding obligation upon the vesting of restricted stock or restricted stock units;
•transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, transferring shares from one brokerage account to another brokerage account controlled by the Insider);
•sales of the Company’s securities as a selling stockholder in a registered public offering in accordance with applicable securities laws; or
•any other purchase of Company securities from the Company or sales of Company securities to the Company in accordance with applicable securities and state laws.
2.Penalties. If you engage in any of the above activities, you may subject yourself, the Company, its officers and directors and other supervisory personnel to civil and criminal liability under United States securities law.
(a)Civil and Criminal Penalties. Potential penalties for insider trading or tipping violations include but are not limited to (1) imprisonment for up to 20 years, (2) criminal fines of up to $5,000,000, and (3) civil fines of up to three times the profit gained or loss avoided.
(b)Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have "controlling person" liability for a trading violation, with civil penalties of up to the greater of approximately $2.56 million (subject to adjustment for inflation) and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.
(c)Company Sanctions. Failure to comply with this Policy may also subject you to Company-imposed sanctions, up to and including termination for cause, whether or not your failure to comply with this Policy results in a violation of law.
3.Definitions and Examples.
(a)Material Information. Information is generally regarded as material if there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, sell or hold a security or if disclosure of the information is likely to affect the market price of a security.
Examples. Material information may relate to Hologic or one of its customers, business partners or suppliers. It may include information relating to financial forecasts and guidance; earnings, cash flows, or other financial results; liquidity, impairments or other charges; tax rates; a pending merger, acquisition, disposition or joint venture; a substantial contract award or termination; a major lawsuit or claim; a significant restructuring program; changes in dividend policy or buyback program; significant product developments; significant regulatory approvals or clearances; the gain or loss of a significant customer or supplier; significant government or internal investigations; changes in leadership; the board of directors; audit matters; current or potential Hologic stockholders; significant actual or potential cybersecurity incidents; interruptions of business; labor negotiations; major environmental incidents; or changes in credit ratings.
Material information need not be something that has happened or definitely will happen; information that something is likely to happen, or even just that it may happen, may be considered material. Material information may be positive or negative. Materiality determinations are often challenged with the benefit of hindsight and therefore any question about whether particular information is material should be resolved in favor of not trading.
(b)Non-public Information. "Non-public" information is any information that is not available to the general public. Information is considered public if it is communicated by the Company by press release, SEC filing, official news releases on the Company’s website, or public conference calls and webcasts (for which adequate advance notice has been given). Even after the information is publicly announced, adequate time must pass for the market to become fully aware of the information before it is considered to be public (generally 24 hours). The fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the information is accurate.
If you have any question as to whether particular information is material or non-public, you should not trade or communicate the information to anyone, without prior approval by the Compliance Officer.
4.Restrictions on Hedging, Pledging and Short-Term Trading. The Company has determined that there is a substantial likelihood of the appearance of improper conduct by Insiders when they engage in (i) hedging or monetization transactions, through transactions in the Company’s securities or through the use of financial instruments designed for such purpose and (ii) short term or speculative transactions in the Company’s securities. Therefore, the following restrictions apply with respect to Company securities:
(a)Insiders are prohibited from hedging or entering into other similar arrangements with respect to the Company’s securities, including, without limitation: (i) short sales (Section 16(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") also prohibits officers and directors of the Company from engaging in short sales of Company stock) and (ii) buying or selling puts, calls, or other derivative securities except for those options that might be offered to you by the Company;
(b)Insiders are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan; and

(c)Short-term trading of Company securities may unduly focus Company Personnel on the Company’s short-term stock market performance instead of the Company’s long-term business objectives, and frequent trading in Company securities can create an appearance of wrongdoing even if the decision to trade was based solely on public information such as stock price ranges and other market events. In addition, daily or frequent trading in any company’s securities, which can be time-consuming and distracting, is strongly discouraged. For all of these reasons, Insiders are strongly discouraged from selling any Company securities during the six months following a purchase, and should not purchase any Company securities during the six months following a sale, as applicable. Directors and officers are prohibited from short-term trading in accordance with Section 16 of the Exchange Act.
(d)Standing and limit orders create heightened risks for insider trading violations because there is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction after an Insider has come into possession of material nonpublic information. Insiders are strongly discouraged from placing standing or limit orders on Company securities. If an Insider determines that they must use a standing order or limit order, the order should be limited to two\ trading days.
5.Rule 10b5-1 Plans
Trades that are executed pursuant to a pre-cleared Rule 10b5-1 Trading Plan are not subject to the prohibition on trading on the basis of material non-public information contained in Section l(a) of this Policy or, if applicable, to the restrictions set forth in the Company’s pre-clearance procedures and blackout periods.
Rule 10b5-1 provides an affirmative defense from insider trading liability under the U.S. federal securities laws for trading plans that meet certain requirements (referred to as a “Rule 10b5-1 Trading Plan”). In addition to complying with requirements of Rule 10b5-1 under the Exchange Act, under this Policy, the adoption, amendment or termination of a Rule 10b5-1 Trading Plan must meet the requirements set forth in Appendix A, “Guidelines for Rule 10b5-1 Trading Plans.”
6.No Other Exceptions. Other than as set forth in Sections 5 and 14 herein, there are no exceptions to the prohibitions and restrictions set forth in this Policy. Transactions in the Company’s securities that are otherwise necessary for personal reasons, such as personal financial commitments or emergencies, do not excuse you from compliance with this Policy and are prohibited if you possess material non-public information. It is important to note that the Securities and Exchange Commission takes the view that the mere fact that you are aware of material non-public information is enough to bar you from trading; it is no excuse that your reasons for trading were not based on that information.
7.Inadvertent Disclosure. If material non-public information is inadvertently disclosed by any employee, officer or director, you should immediately report the facts to the Compliance Officer so that the Company may take appropriate remedial action.

8.Post-Termination Transactions. This Policy continues to apply to your transactions in Company securities after you have terminated your employment or other connections to the Company and its affiliates until the latest of such time as you are no longer in possession of material non-public information or such time as such information has become public or is no longer material.
9.Company Transactions. From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in Company securities.
10.Company Assistance. If you have any question about specific information or proposed transactions, or as to the applicability or interpretation of this Policy or the propriety of any desired action, you are encouraged to contact the Compliance Officer.
11.Confidentiality Guidelines. To provide more effective protection against the disclosure of material non-public information, the Compliance Officer can provide additional guidelines and if you have any doubt as to your responsibilities, please seek clarification and guidance from the Compliance Officer before you act. Do not try to resolve any uncertainties on your own.
12.Personal Responsibility. The ultimate responsibility for adhering to this Policy and avoiding improper trading lies with you. If you violate this Policy, you may be subject to disciplinary action up to and including termination for cause.
13.Certification. All employees will be required to certify their understanding of and intent to comply with this Policy by means of the Certification attached hereto. Covered Persons (as defined below) may be required to certify on an annual basis that they have complied with this Policy.
14.Additional Provisions Applicable to Certain Persons
(a)Pre-clearance of all Transactions by Covered Persons.
(i)General. All executive officers and members of the Company’s Board of Directors, employees of the Company or any of its subsidiaries serving at the level of Senior Vice President and above and those employees who have been designated by the Company as significant employees, and their respective Family Members and Controlled Entities (collectively, the “Covered Persons”), must obtain the prior clearance of the Compliance Officer for any transactions they conduct in the Company’s securities. This section regarding pre-clearance is applicable only to the Covered Persons.
(ii)Procedure. A request for pre-clearance should be submitted to the Compliance Officer of the Company at least two trading days in advance of the proposed transaction. The Compliance Officer of the Company is under no obligation to clear a trade submitted for pre-clearance and may determine not to permit the trade. The responsibility for pre-clearing transactions may be delegated to anyone permitted by the Board of Directors of the

Company. The Compliance Officer’s requests shall be submitted to the Chief Financial Officer. Regardless of who is selected to serve as the pre-clearer, the pre-clearer must always be kept fully informed of material developments. Unless revoked or otherwise specified, trade clearances are valid only for 48 hours from the time provided. If a transaction is not completed within this period, the transaction must be approved again before it may be executed. If a proposed transaction is not approved under the preclearance policy, the Covered Person should refrain from initiating any transaction in Company securities and should not inform anyone within or outside of the Company of the restriction.
(b)Blackout Periods.
(i)Quarterly Blackout Periods. Quarterly blackout periods apply to all Covered Persons, members of the Company’s accounting and finance teams serving at the level of manager and above, employees of the Company or any of its subsidiaries serving at the level of Vice President and above and any other persons designated from time to time by the Company (generally individuals who, in the normal course of their duties, have or are likely to have regular or special access to material, non-public information regarding Hologic) (the "Blackout Group"). During quarterly blackout periods, members of the Blackout Group are prohibited from trading in Company securities. Quarterly blackout periods begin two weeks prior to the end of the Company’s fiscal quarter or year end and end after the second full trading day following the Company’s issuance of its quarterly or annual earnings press release. For example, if the Company announced its financial earnings before trading began on a Tuesday, you could buy or sell Company securities at the opening of the market on Thursday (assuming you were not then aware of other material nonpublic information). However, if the Company announced its earnings after the start of trading on a Tuesday, the earliest you could buy or sell the Company’s securities would be the start of trading on Friday. Members of the Blackout Group, including any specifically designated individuals, will be notified by the Company prior to the beginning of each quarterly blackout period.
(ii)Event-Specific Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few Company Personnel. In such events, while such material non-public information is pending, the Company may impose event-specific blackout periods during which Covered Persons and any other persons who have been notified by the Compliance Officer of the Company that he/she is subject to the event-specific blackout may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced except to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities at a time when an event-specific blackout is in effect, the Compliance Officer of the Company will inform the requester of the existence of a blackout period without necessarily disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Compliance Officer of the Company to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

(iii)Hardship Exceptions. A person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company securities in order to generate cash may, in rare, but appropriate circumstances, be permitted to sell even during the blackout period. Hardship exceptions may be granted by the Compliance Officer of the Company only if the Compliance Officer concludes the person does not in fact possess material nonpublic information and must be requested at least two days in advance of the proposed trade. Under no circumstance will a hardship exception be granted during an event specific blackout period.
This Policy is dated June 13, 2024 and supersedes any previous policy of the Company concerning insider trading.

CERTIFICATION
I have read and understand the Company’s Insider Trading Policy (the “Policy”) dated June 13, 2024 I understand that the Company’s Compliance Officer is available to answer any questions I have regarding the Policy. I agree to comply with the Policy in all respects during my employment or other relationship with the Company. I understand that my failure to comply in all respects with the Policy is a basis for termination for cause of my employment or other relationship with the Company.

Date: _______________	Signature: __________________________
Name: _____________________________ (please print)

Exhibit 19.0
Appendix A

Guidelines for Rule 10b5-1 Trading Plans
As discussed in the Policy, Rule 10b5-1 provides an affirmative defense from insider trading liability. In order to be eligible to rely on this defense, Insiders must enter into a Rule 10b5-1 Trading Plan for transactions in Company securities that meets certain conditions specified in Rule 10b5-1. Capitalized terms used in these guidelines without definition have the meaning set forth in the Policy.
These guidelines are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1. The Compliance Officer will interpret and administer these guidelines for compliance with Rule 10b5-1, the Policy and the requirements below. No personal legal or financial advice is being provided by the Compliance Officer regarding any Rule 10b5-1 Trading Plan or proposed trades. Insiders remain ultimately responsible for ensuring that their Rule 10b5-1 Trading Plans and contemplated transactions fully comply with applicable securities laws. It is recommended that Insiders consult with their own attorneys or other advisors about any contemplated Rule 10b5-1 Trading Plan. Note that for any director or officer (as defined in Rule 16a-1(f) under the Exchange Act, as amended, together with directors, “Section 16 Persons”), the Company is required to disclose the material terms of his or her Rule 10b5-1 Trading Plan (and may be required to disclose the material terms of Rule 10b5-1 Trading Plans of Family Members and Controlled Entities of such persons), other than with respect to price, in its periodic report for the quarter in which the Rule 10b5-1 Trading Plan is adopted, modified, or terminated (as described below).
1.Pre-Clearance Requirement. The Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the Compliance Officer (or, in the case of the Compliance Officer, by the Chief Financial Officer) at least two trading days prior to the entry into the plan in accordance with the procedures set forth in the Policy and these guidelines. The Company may require that Insiders use a standardized form of Rule 10b5-1 Trading Plan.
2.Time of Adoption. Subject to pre-clearance requirements described above, the Rule 10b5-1 Trading Plan must be adopted at a time:
•When the Insider is not aware of any material non-public information; and
•If the Insider is subject to Section 14(b) of the Policy, when a blackout period is not in effect.
3.Plan Instructions. Any Rule 10b5-1 Trading Plan adopted by any Insider must be in writing, signed, and either:
•specify the amount, price and date of the sales (or purchases) of Company securities to be effected;
•provide a written formula, algorithm or computer program for determining when to sell (or purchase) the Company’s securities, the quantity to sell (or purchase) and the price; or
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•delegate decision-making authority with regard to these transactions to a broker or other agent without any material non-public information about the Company or its securities.
For the avoidance of doubt, Insiders may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted Rule 10b5-1 Trading Plan.
4.No Hedging. Insiders may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the Rule 10b5-1 Trading Plan and must agree not to enter into any such transaction while the Rule 10b5-1 Trading Plan is in effect.
5.Good Faith Requirements. Insiders must enter into the Rule 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1. Insiders must act in good faith with respect to the Rule 10b5-1 Trading Plan for the entirety of its duration.
6.Certifications for Section 16 Persons. Section 16 Persons and their Family Members and Controlled Entities that enter into Rule 10b5-1 Trading Plans must certify that they are: (1) not aware of any material non-public information about the Company or the Company securities; and (2) adopting the Rule 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1 under the Exchange Act.
7.Cooling Off Periods. The first trade under the Rule 10b5-1 Trading Plan may not occur until the expiration of a cooling-off period as follows:
•For Section 16 Persons (as well as their Family Members and Controlled Entities), the later of (1) two business days following the filing of the Company’s Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Trading Plan was adopted and (2) 90 calendar days after adoption of the Rule 10b5-1 Trading Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.
•For other Insiders, 30 days after adoption of the Rule 10b5-1 Trading Plan.
8.No Overlapping Rule 10b5-1 Plans. An Insider may not enter into overlapping Rule 10b5-1 Trading Plans (subject to certain exceptions). Please consult the Compliance Officer with any questions regarding overlapping Rule 10b5-1 Trading Plans.
9.Single Transaction Plans. An Insider may not enter into more than one Rule 10b5-1 Trading Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period (subject to certain exceptions). A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.
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10.Modifications and Terminations. Modifications/amendments and terminations of an existing Rule 10b5-1 Trading Plan are strongly discouraged due to legal risks, and can affect the validity of trades that have taken place under the plan prior to such modification/amendment or termination. Under Rule 10b5-1 and these guidelines, any modification/amendment to the amount, price, or timing of the purchase or sale of the securities underlying the Rule 10b5-1 Trading Plan will be deemed to be a termination of the current Rule 10b5-1 Trading Plan and adoption of a new Rule 10b5-1 Trading Plan. If an Insider is considering administerial changes to a Rule 10b5-1 Trading Plan, such as changing the account information, the Insider should consult with the Compliance Officer in advance to confirm that any such change does not constitute an effective termination of the plan.
As such, the modification/amendment of an existing Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the Compliance Officer in accordance with pre-clearance procedures set forth in the Policy and these guidelines, and will be subject to all the other requirements set forth in Sections 2 -9 of these guidelines regarding the adoption of a new Rule 10b5-1 Trading Plan.
The termination (other than through an amendment or modification) of an existing Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the Compliance Officer in accordance with pre-clearance procedures set forth in the Policy and these guidelines. The Compliance Officer will not approve the termination of a Rule 10b5-1 Trading Plan unless:
•The Insider is not aware of any material non-public information; and
•If the Insider is subject to Section 14(b) of the Policy, a blackout period is not in effect.

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